November 21, 2014	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE, SUITE 3800 MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

VIA EDGAR SYSTEM

Maryse Mills-Apenteng, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	International Lottery & Totalizator Systems, Inc.
Schedule 13E-3/A
Filed October 24, 2014
File No. 005-54291

International Lottery & Totalizator Systems, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed October 24, 2014
File No. 000-10294

Ladies and Gentlemen:

On behalf of International Lottery & Totalizator Systems, Inc. (the “Company” or “ILTS”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 7, 2014, relating to: (i) the Company’s Schedule 13E-3/A (File No. 005-54291) (the “13E-3”) filed with the Commission on October 24, 2014, and (ii) the Company’s revised Preliminary Information Statement on Schedule 14C (File No. 000-10294) (the “Information Statement”) filed with the Commission on October 24, 2014.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Information Statement and the Company, Delaware International Lottery & Totalizator Systems, Inc. (“ILTS DE”), and Berjaya, Chan Kien Sing, Ooi Lee Meng and Rayvin Yeong Sheik Tan are concurrently filing via EDGAR Amendment No. 3 to the 13E-3, each revised to reflect responses to the comments received from the Staff. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Special Counsel Maryse Mills-Apenteng
November 21, 2014

Schedule 13E-3

1.	We note your response to prior comment 1. Please identify all of the filing persons on the cover page of the Schedule 13E-3.

Response

As requested, Berjaya, Chan Kien Sing, Ooi Lee Meng and Rayvin Yeong Sheik Tan have been identified as filing persons on the cover page of the Schedule 13E-3.

Revised Preliminary Information Statement

Special Factors

Fairness of the Reverse Stock Split to Cashed-Out Shareholders, page 7

2.	As drafted, your parenthetical reference that begins “including … the Corporation’s unaffiliated shareholders” is unclear. Please revise the first sentence to state clearly and unambiguously that the filing persons have determined that the transaction is substantively and procedurally fair to your unaffiliated shareholders, defined as the “cashed-out shareholders.”

Response

In response to the Staff’s comment, the Information Statement has been revised accordingly.

Fairness of the Reverse Stock Split to Cashed-Out Shareholders, page 15

3.	Please consistently revise your disclosure throughout to reflect that the fairness determinations and factors considered in making such determinations were undertaken by each of the filing persons. For example, please clarify the first sentence and the last paragraph under this heading to disclose that the determinations as to fairness and the considerations of factors regarding the fairness of the transaction were also undertaken by filing persons Chan Kien Sing, Ooi Lee Meng, and Rayvin Yeong Sheik Tan.

Response

In response to the Staff’s comment, the Information Statement has been revised accordingly.

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Special Counsel Maryse Mills-Apenteng
November 21, 2014

Please contact Paul D. Broude at 617-342-4000 or Peter D. Fetzer at 414-297-5596 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Peter D. Fetzer
Peter D. Fetzer

cc:	Jeffrey M. Johnson, Chief Executive Officer